ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2007

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection withRule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of Scopus’ press release, dated May 15, 2007, announcing first quarter 2007 results.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The pro-forma results provided in the press release exclude the cost of options. Due to recent changes in US GAAP regulations, in accordance with FAS123R guidelines, from the first quarter of 2006 and onwards, we have been implementing and recording options expenses as part of our P&L, management believes that the presentation of the pro forma information provides investors with a better understanding of Scopus’ financial results going forward and assists investors in comparing Scopus’ historical, current and future expected results.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Yaron Simler —————————————— Yaron Simler Chief Executive Officer

Date: May 15, 2007

Scopus Announces First Quarter 2007 Results

Revenues reach $12.3 million in the quarter

TEL – AVIV, May 15, 2007 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced its results for the first quarter of 2007, ending March 31, 2007.

First Quarter 2007 Results Summary

Revenues for the first quarter totaled $12.3 million, a 1.2% sequential increase from the $12.1 million revenues in the fourth quarter of 2006, and a 7.7% increase from the first quarter of 2006. The breakdown of revenue by region was 48% in EMEA, 30% in Asia and Pacific Rim and 22% in the Americas.

Gross profit in the first quarter of 2007 was $6.1 million compared with $6.0 million in the prior quarter, and $5.7 million in the first quarter 2006. Gross profit as a percentage of revenues was 50%, at a similar level when compared to both the prior quarter and the first quarter of 2006.

Pro-forma net loss for the first quarter of 2007, which excludes expenses related to stock based compensation as defined under FAS123R was $730 thousand, or $0.05 per share, compared to a net loss of $417 thousand, or $0.03 per share, in the fourth quarter of 2006, and a net profit of $60 thousand, in the first quarter of 2006.

Net loss on a GAAP basis for the first quarter of 2007 was $1.2 million, or $0.09 per share, compared with $780 thousand, or $0.06 per share, in the fourth quarter of 2006 and a net loss of $377 thousand, or $0.03 per share in the first quarter of 2006.

The Company achieved a positive operating cash flow of $124 thousand during the quarter, and ended the first quarter with cash and cash equivalents of $23.5 million, plus $6.5 million in short term investments, totaling $30.0 million. This is compared with $30.0 million on December 31st, 2006.

“I am pleased with our progress and our first quarter results, which came in better than our expectations in all parameters: revenues, gross margin and positive operating cash flow,” commented Dr. Yaron Simler, CEO of Scopus. “We saw good progress across the world. In the United States in particular, the splicing application of the IVG product has now advanced to the field trial stage in several locations with top-tier MSOs. This important milestone is another step forward in the execution of our strategy to penetrate leading US MSOs with our IVG product.”

Conference Call Details

The Company will also be hosting a conference call later today at 1:00pm EDT (10:00am Pacific Time, 6:00pm UK Time, 8:00pm Israel Time). On the call, management will review and discuss the results, and will be available to answer investor questions. To participate, please call one of the following teleconferencing numbers:

US Dial-in Number: 1 800 994 4498
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0691
INTERNATIONAL Dial-in Number: +972 3 918 0691

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Scopus’ website, at: www.scopus.net.

About Scopus Video Networks

Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking products that enable network operators to offer advanced video services to their subscribers. Scopus’ products support digital television, HDTV, live event coverage and content distribution.

Scopus provide a comprehensive digital video networking product offering, including intelligent video gateways, encoders, decoders and network management products. Scopus’ products are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers include satellite, cable and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

For more information visit: www.scopus.net

Company Contact:	Investor Relations Contact

Moshe Eisenberg Chief Financial Officer Tel: +972-3-900 7100 Moshee@scopus.net	Ehud Helft / Kenny Green GK Investor Relations Tel: (US) 1 646 201 9246 info@gkir.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the video-over-IP in particular and the ability to successfully demonstrate to service providers integrated solutions, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

** Tables to follow **

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

	March 31,		December 31,
	2007	2006	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$23,467	$32,000	$29,950
Short-term investments	6,509	-	-
Trade accounts receivable (net of allowance for doubtful accounts of $442, $819, $428 respectively)	10,247	12,963	10,268
Inventories	11,427	9,022	11,727
Other receivables and current assets	1,699	1,950	1,015

Total current assets	53,349	55,935	52,960

Fixed assets, net	2,998	2,641	2,928

Deposits in general severance fund	215	172	204

Other assets	71	114	72

TOTAL ASSETS	$56,633	$58,862	$56,164

LIABILITIES AND
SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade accounts payable	$5,448	$6,859	$5,738
Other payables and current liabilities	8,386	7,563	7,246

Total current liabilities	13,834	14,422	12,984

Liabilities for vacation and severance pay	1,762	1,665	1,661

SHAREHOLDERS' EQUITY:
Ordinary shares	4,352	4,242	4,322
Additional paid-in capital	74,807	72,060	74,118
Deferred stock-based compensation	-	-	-
Other comprehensive income	-	(21)	-
Accumulated deficit	(38,122)	(33,506)	(36,921)

Total shareholders' equity	41,037	42,775	41,519

Total liabilities and shareholders equity	$56,633	$58,862	$56,164

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Three month-period ended March 31,		Year ended December 31, 2 0 0 6
	2 0 0 7	2 0 0 6

Revenues	12,255	11,376	47,272
Cost of revenues	6,172	5,726	24,274

Gross profit	6,083	5,650	22,998
Research and development expenses, net of grants from
the OCS	2,485	2,358	10,240
Sales and marketing expenses	3,953	2,779	12,602
General and administrative expenses	1,192	1,213	4,876

Operating Loss	(1,547)	(700)	(4,720)
Financing income, net	359	331	963

Loss before income taxes	(1,188)	(369)	(3,757)
Income tax expense	(13)	(8)	(35)

Net Loss	(1,201)	(377)	(3,792)

Basic and diluted net loss per ordinary share	(0.09)	(0.03)	(0.29)

Weighted average number of ordinary shares outstanding used in basic and diluted loss per ordinary share calculation	13,394,766	13,104,764	13,204,500

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.ne www.scopus.net	E-mail: info@scopususa.com www.scopususa.com